[redacted]

SECUR 08032569 IISSION

ANNI)RT

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-18082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 07/30/08 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVEMED ASSOCIATES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran (212) 849-6508
(Area Code - Telephone Number)

PROCESSED
SEP 05 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
AUG 29 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Baran , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invemed Associates LLC**, as of **June 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

DEVORA HOSSEINOF
Notary Public, State of New York
No. 01HO5079488
Qualified in New York County
Commission Expires June 9, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member of
Invemed Associates LLC
New York, New York

We have audited the accompanying statement of financial condition of Invemed Associates LLC (a wholly owned subsidiary of Invemed Securities, Inc.) as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 27, 2008

INVEMED ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS	
Cash	$ 344,236
Due from Broker	19,319,207
Securities Owned, at market value	46,692,884
Other Investments, at fair value	63,998,801
Property and Equipment, less accumulated depreciation of $1,501,986	838,899
Due from Affiliates	484,747
Other Assets	594,239
Total Assets	$132,273,013
LIABILITIES AND MEMBER'S EQUITY	
Liability - other liabilities and accrued expenses	$ 4,008,647
Total liabilities	4,008,647
Commitment and Contingency	
Member's Equity	128,264,366
Total Liabilities and Member's Equity	$132,273,013

See Notes to Statement of Financial Condition

1. DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities and is a member of the New York Stock Exchange, Inc. (the "NYSE").

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Transactions in securities and related commissions receivable are recorded on a trade-date basis. Securities owned are valued at quoted market values and other investments are valued at estimated fair value (see Note 3).

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results may differ from those estimates.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

The clearing and depository operations for the Company's security transactions are provided by one broker. At June 30, 2008, all of the Company's owned securities are security positions with the same clearing broker.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

All the securities owned reflected in the statement of financial condition are positions with this clearing broker. The securities owned are subject to margin requirements.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where it is deemed appropriate.

The investment in securities consists primarily of one security position representing in the aggregate 98% of the total market value.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based

measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2009 financial statement. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

2. PROPERTY AND EQUIPMENT:

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$1,093,532
Computer equipment and software	818,993
Furniture and fixtures	428,360
	2,340,885
Less accumulated depreciation	1,501,986
	$ 838,899

3. OTHER INVESTMENTS:

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

As of June 30, 2008, the Company owned 26,725 shares of restricted NYSE Euronext common stock ("NYX" shares). These shares are restricted in nature. The shares are scheduled to be vested on March 7, 2009. The Company accounts for its investment in the NYX shares at the estimated fair value of such restricted shares by applying an option-based discount to the market value of the regular NYX shares, using the Black-Scholes model pursuant to the *American Institute of Certified Public Accountants Audit and Accounting Guide - Brokers and Dealers in Securities*.

4. NET CAPITAL REQUIREMENT:

As a broker-dealer and a member organization of the NYSE, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"). As a member organization of the NYSE the Company is self-regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company computes its net capital under the basic method permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $250,000. At June 30, 2008, the Company had net capital of $49,949,048, which exceeded its requirement of $250,000 by $49,699,048.

5. COMMITMENT AND CONTINGENCY:

The Company's office facilities are leased under a noncancelable operating lease expiring December 2015. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,

2009	$1,310,545
2010	1,085,814
2011	1,085,814
2012	1,085,814
2013	1,085,814
Thereafter	2,171,629
	$7,825,430

6. RELATED PARTY TRANSACTIONS:

A principal shareholder of the Parent is an officer of the Company and either an officer, shareholder or director of two corporations with which the Company transacts business. The aforementioned principal shareholder of the Parent receives compensation for his services as officer and/or director from all of these corporations. The Company is also a shareholder in these corporations.

The Company is the general partner of Invemed Fund, L.P. (the "Partnership"), a private investment partnership. As general partner, the Company is contingently liable for all of the liabilities of the Partnership, which amounts were not significant at June 30, 2008.

During the year, the Company transferred its investment in Vantis Select Fund, LP to the Parent. The fair value of the investment at the date of transfer was $37,097,883.

The Company entered into a Transportation Services agreement with the Parent on July 1, 2007. Under this agreement, the Company utilizes the airplane on an as-needed basis for domestic flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company.

7. PROFIT-SHARING PLAN:

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement. Participants may make voluntary contributions to the plan.

All participants' account balances are fully vested at all times.

8. LITIGATION:

In the normal course of business, the Company is involved in various legal issues. It is not possible with certainty to determine the outcome of these matters. However, management believes that settlement, if any, will not have any material adverse effect on the financial condition of the Company.

Invemed Associates LLC

Independent Auditor's Supplementary Report on Internal Control

June 30, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Member of
Invemed Associates LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of Invemed Associates LLC (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 27, 2008

END